Zentek Ltd. Regains Nasdaq Compliance re Minimum Bid
Price

Guelph, ON - December 9, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that on December 3, 2024, it received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of the Company's common stock ("Common Stock") has been above US $1.00 per share for the last 11 consecutive business days.

Nasdaq Listing Rules

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's Shares for the last 11 consecutive business days, the Company has met the minimum bid price requirement.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.